April 1, 2014

VIA EDGAR TRANSMISSION

Ms. Melissa N. Rocha
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Toll Brothers, Inc.
Form 10-K for fiscal year October 31, 2013
Filed December 23, 2013
Definitive Proxy Statement of Schedule 14A
Filed January 31, 2014
File No. 1-9186
Dear Ms. Rocha:
We have reviewed your letter of March 19, 2014 regarding the Toll Brothers, Inc. (the "Company") Annual Report on Form 10-K for the fiscal year ended October 31, 2013 (the "Form 10-K") and the Definitive Proxy Statement of Schedule 14A (the "Proxy"). To facilitate your review, we have organized our response to include each comment to which we are responding herein prior to the response to that comment. This document is being submitted via EDGAR.
We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures contained in its filings; that Securities and Exchange Commission (the "Commission") staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended October 31, 2013
19. Supplemental Guarantor Information, page F-49

1.
We note the disclosure in your Form S-4 filed February 3, 2012 and 424B5 filed November 14, 2013 regarding the release provisions in your registered notes. Please tell us what consideration was given to providing a description of each release provision in your Form 10-K. Please provide draft disclosure to be included in future filings that describes the nature of the release provisions each time that you disclose the guarantees are full and unconditional.

Response: A description of each release provision had been included in the Form S-4 and 424B5 referenced above given its greater significance to potential purchasers of notes but, in response to the comment and so as to be fully responsive to the position outlined in Section 2510.5 of the Financial Reporting Manual issued by the Commission’s Division of Corporation Finance, in

Securities and Exchange Commission
April 1, 2014

future Form 10-K and Form 10-Q filings the Company proposes to include the disclosure set forth below in the note to its financial statements relating to Supplemental Guarantor Information.
Proposed Future Disclosure
[Existing Disclosure:] The obligations of the Subsidiary Issuer to pay principal, premiums, if any, and interest are guaranteed jointly and severally on a senior basis by the Company and substantially all of the Company’s 100% owned home building subsidiaries (the "Guarantor Subsidiaries"). The guarantees are full and unconditional. The Company’s non-home building subsidiaries and several of its home building subsidiaries (together, the "Non-Guarantor Subsidiaries") do not guarantee the debt. The Subsidiary Issuer generates no operating revenues and does not have any independent operations other than the financing of other subsidiaries of the Company by lending the proceeds from the above described debt issuances. [Additional New Disclosure:] The indentures under which the senior notes were issued provide that any subsidiary of the Company that provides a guarantee of the Credit Facility will guarantee the senior notes. The indentures further provide that any Guarantor Subsidiary may be released from its guarantee so long as (1) no default or event of default exists or would result from release of such guarantee, (2) the Guarantor Subsidiary being released has consolidated net worth of less than 5% of the Company’s consolidated net worth as of the end of the Company’s most recent fiscal quarter, (3) the Guarantor Subsidiaries released from their guarantees in any fiscal year comprise in the aggregate less than 10% (or 15% if and to the extent necessary to permit the cure of a default) of the Company’s consolidated net worth as of the end of the Company’s most recent fiscal quarter, (4) such release would not have a material adverse effect on the home building business of the Company and its subsidiaries, and (5) the Guarantor Subsidiary is released from its guaranty under the Credit Facility. If there are no guarantors under the Credit Facility, all Guarantor Subsidiaries under the indentures will be released from their guarantees.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 30
Compensation Discussion and Analysis, page 30
Fiscal 2013 Bonus Performance Goals, page 38

2.
We note your disclosure that the percentage of the maximum amount potentially available for each of the NEOs in 2013 was determined based on the achievement of specified levels of consolidated revenue and operating income performance goals. We also note your disclosure that "[i]n determining the actual amounts to be paid, the Compensation Committee then made a subjective evaluation regarding the overall individual performance of each of the NEOs and Company performance during fiscal 2013." Based on your disclosure, it is unclear how the compensation committee used the pre-established performance goals and evaluated individual performance to determine the actual amount that was paid to the NEOs in 2013. Please supplementally explain how each of the annual incentive bonuses for fiscal 2013 were determined for each named executive officer and include similar disclosure in future filings. Please also clearly state if the compensation committee established any individual performance goals for the NEOs.

Response: The Executive Compensation Committee ("Committee") determined in January 2013 that eligibility for up to the maximum amount available under the Senior Officer Bonus Plan for fiscal 2013 would be conditioned upon our achievement of consolidated revenues of at least $2.15 billion and operating income of at least $142.25 million. In recent years and for fiscal 2013 performance, the Committee has awarded annual incentive bonuses that were well below the

Securities and Exchange Commission
April 1, 2014

maximum amounts allowable under the Senior Officer Bonus Plan. For a further discussion of this process, see "Fiscal 2013 Bonus Performance Goals" on page 38 of our 2014 proxy statement.

In exercising its discretion to set the actual cash incentive bonus amount to be paid to each NEO, the Committee considered that fiscal 2013 revenues of $2.67 billion and operating income of $206.74 million exceeded the threshold measures set forth above and significantly exceeded 2012 results. The Committee further considered actual results compared to performance metrics for operating income, home building margin, and units delivered, which were established by the Committee at the beginning of the fiscal year for the 2013 performance-based RSUs. The Committee reviewed fiscal 2013 results in each of these areas on an absolute basis and relative to the prior fiscal year and considered that operating income of $206.74 million exceeded the target of $177.85 million, home building margin of 24.60% exceeded the target of 24.00%, and units delivered of 4,184 exceeded the target of 4,000 units, and that 2013 performance exceeded 2012 results in all three areas. For a further discussion of these performance metrics and actual results, see "2013 Performance-Based RSUs" on page 41 of our 2014 proxy statement.

In its evaluation of individual performance, the Committee considered each NEO’s contribution to the financial and other business achievements highlighted above, as well as the Company’s fiscal 2013 results in the areas of contracts, backlog, and selling, general and administrative expenses (SG&A). The Committee further considered each NEO’s contribution to the Company’s $1.60 billion acquisition of Shapell Homes of California (and related acquisition financing), which will significantly expand our California presence. Additionally, the Committee recognized the NEOs’ efforts in management of growth in a recovering economy, diversification of revenue, and honors received. The Committee also considered the leadership of each NEO in the areas of Company strategy, brand management, and balance sheet management. For further discussion of these considerations, see "2013 Company Performance" on pages 30 to 32 of our 2014 proxy statement and "Review Individual Performance" on page 35 of our 2014 proxy statement. The Committee did not establish any individual performance goals for the NEOs at the commencement of fiscal 2013. In future filings, we will provide disclosure similar to the above.
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We are grateful for your assistance in this matter. Please do not hesitate to call me at (215) 938-8045 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.
Yours truly,
/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President and
Chief Accounting Officer